 Exhibit 99.1

First Mining Closes Sale of Cameron Gold Project to Seva Mining

VANCOUVER, BC, March 10, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has closed its previously announced sale of the Cameron Gold Project ("Cameron Project") to Seva Mining Corp. (TSX-V:SEVA) ("Seva"), which is supported by the Fiore Group (the "Transaction").

On closing of the Transaction, First Mining received C$5,000,000 in cash from Seva and 80,000,000 common shares of Seva representing approximately 48% of the common shares outstanding. First Mining also has two representatives serving on the Board of Directors of Seva.

"We are very excited to announce the closing of the Transaction and to embark on this partnership with Seva as its largest shareholder and with the Fiore Group as it advances the Cameron Project," stated Dan Wilton, CEO of First Mining. "Seva is well positioned with a dedicated and experienced team led by the former Premier of Yukon, Ranj Pillai, who has also held a number of economic and resource roles in the Territory including Deputy Premier, Minister of Energy, Mines and Resources, Minister of Economic Development, and Minister of Tourism and Culture. Seva is well funded to advance and unlock value at the Cameron Project which will benefit the local and Indigenous communities around the Cameron Project."

About Fiore Group

The Fiore Group of Companies is a team of mine explorers, developers and operators led by mining entrepreneurs Frank Giustra and Gordon Keep. They have three decades of value creation by way of starting mining companies around the world, including Aris Gold, Goldcorp, Endeavour Mining, Leagold, UrAsia Energy and recently, West Red Lake Gold Mines, Argenta Silver, Selkirk Copper Mines.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns a 30% project interest in the Pickle Crow Gold Project and large equity interest in Seva Mining Corp.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to (i) the potential benefits to be derived from the Transaction; (ii) First Mining's ownership percentage in Seva; and (iii) First Mining's plans related to its Springpole, Duparquet and other projects. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation, the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827, Email: info@firstmininggold.com; Paul Morris, Director, Investor Relations, Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 16:00e 10-MAR-26